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Jefferson Fry Company

Fast Food Restaurant

43 Berlin Rd
Cromwell, CT 06416
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Investment Opportunity
Data Room
Discussion
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THE PITCH
Jefferson Fry Company is seeking investment to expand our successful fast-casual concept to a second, and potentially third, location.
Adding A Location
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INVESTOR PERKS

Jefferson Fry Company is offering perks to investors. You earn the most valuable perk available based on your total investment amount in this business. You will not also receive the perks of lesser value, unless specified below.

Tier 3 Invest $250 or more to qualify. 100 of 100 remaining

$25 gift card

Tier 2 Invest $500 or more to qualify. 50 of 50 remaining

$100 gift card

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TRACTION & VALIDATION

Jefferson Fry Co. launched our first location to amazing community response in 2018 and have been growing ever since. Our key menu item, "Dirty Fries", gives customers a unique, customizable, and... sometimes messy... take on a time-tested American staple.

2000+ Active Fans on Facebook
42% YoY revenue growth in H2 2020
Second Location launched in 2020
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OUR MISSION

The Fast Food revolution has begun. Join us as we share our new and unique french fries creations, Better Burgers and delicious Shakes within our communities. Jerfferson Fry Co - Dirty Fries, Burgers & Shakes

Quality: 300+ Reviews on Google Places
Service: 4.5+ star review average
Team: We take professional development and career growth seriously, ask any one of our growing team of 12 employees
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THE TEAM

Emmet Moore
Founder / Owner

Emmet, who started his French fry cutting career In Ireland claims to hold the record for "most French fries ever cut by one person". Although this has never been confirmed, he makes a pretty good case. Emmet worked at his Families "Chipper" from a young age cutting chips everyday to help out.

Since then he managed the family business for many years before immigrating to America with his wife Elizabeth who is from Connecticut. Now with 3 young Children in tow, Emmet continues to share his passion for the humble potato with the people of CT and Beyond.

Other Experience. Emmet worked as a GM with a national chain restaurant for a short time before becoming District Manager opening 6 new locations and overseeing daily operations in CT and RI.

Travis Dillon CPA
Member

Travis Dillon, (The Angry Accountant) is a Certified Public Accountant licensed in the State of Connecticut who is passionate about potatoes and the Jefferson Fry Company experience. Prior to joining the JFryCo team, he was an assurance manager at PriceWaterhouseCoopers specializing in the asset management and real estate sectors.

While putting himself through college working in the restaurant industry, Travis discovered his love for quality food and service. He now applies his skills and experiences from asset management, venture capital and real estate to assist in the growth of Jefferson Fry Company.

Jamin DeProto PhD
Member

Dr Jamin DeProto, (The Crazy Scientist) a self proclaimed french fry fanatic, brings a vast range of experience to the JFryCo team. From teaching at Harvard and Oxford Universities to graphic design, and website development among other things, his enthusiasm and experience immeasurably enriches the company.

Jamin applies his scientific background to explore ideas within the business. Beyond serving a critical role in planning and advising, Jamin is always working to streamline processes and efficiencies.

Other Experience:

Oxford University - Synoptic Lecturer in Medicine

Harvard Medical School - Director of Biological Imaging

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Q&A

What are people saying about JFC?

"The French Fries and selection of toppings are off the charts....the ingredients are top shelf and fresh. They do not have skimpy portions, so worth the drive from the shoreline. Staff was very friendly... looking forward to going there again and again"

What are people saying about JFC?

"This was my first time at Jefferson Fry Co. The chicken sandwich was delicious and the bacon cheese fries were phenomenal. They used large pieces of real bacon. The prices were great and the staff was fast, friendly, and extremely customer service oriented. Great experience!"

What are people saying about JFC?

"...love the various options all served on top of home cut fried potatoes. All food is very fresh and tasty. I've had the burgers and chicken which are far above fast food quality. not to mention the delicious shakes. All good."

What are people saying about JFC?

"Sure am glad I found this place…. they specialize in French Fries 🍟 all kinds of different combinations!!. The cheese/garlic fries are fantastic.. don't pass this one up!!… great burgers too"

What are people saying about JFC?

"The French Fries and selection of toppings are off the charts….the ingredients are top shelf and fresh. They do not have skimpy portions, so worth the drive from the shoreline. Staff was very friendly… looking forward to going there again and again"

What are people saying about JFC?

"This was my first time at Jefferson Fry Co. The chicken sandwich was delicious and the bacon cheese fries were phenomenal. They used large pieces of real bacon. The prices were great and the staff was fast, friendly, and extremely customer service oriented. Great experience!"

What are people saying about JFC?

"…love the various options all served on top of home cut fried potatoes. All food is very fresh and tasty. I've had the burgers and chicken which are far above fast food quality. not to mention the delicious shakes. All good."

What are people saying about JFC?

"Sure am glad I found this place…. they specialize in French Fries 🍟 all kinds of different combinations!!. The cheese/garlic fries are fantastic.. don't pass this one up!!… great burgers too"

What are people saying about JFC?

"The French Fries and selection of toppings are off the charts….the ingredients are top shelf and fresh. They do not have skimpy portions, so worth the drive from the shoreline. Staff was very friendly… looking forward to going there again and again"

What are people saying about JFC?

"This was my first time at Jefferson Fry Co. The chicken sandwich was delicious and the bacon cheese fries were phenomenal. They used large pieces of real bacon. The prices were great and the staff was fast, friendly, and extremely customer service oriented. Great experience!"

What are people saying about JFC?

"…love the various options all served on top of home cut fried potatoes. All food is very fresh and tasty. I've had the burgers and chicken which are far above fast food quality. not to mention the delicious shakes. All good."

What are people saying about JFC?

"Sure am glad I found this place…. they specialize in French Fries 🍟 all kinds of different combinations!!. The cheese/garlic fries are fantastic.. don't pass this one up!!… great burgers too"

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MARKET POSITIONING
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THE GOODS.
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JEFFERSON FRY CO: OUR STORY
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Data Room

Intended Use of Funds

Target Raise

Maximum Raise

Open location Canton $60,000

Operating Capital $34,000

Mainvest Compensation $6,000

Total $100,000

Financial Forecasts

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$2,216,000	$2,437,600	$2,620,420	$2,816,952	$3,028,223
Cost of Goods Sold	$775,600	$853,160	$917,147	$985,933	$1,059,877
Gross Profit	$1,440,400	$1,584,440	$1,703,273	$1,831,019	$1,968,346

EXPENSES

Rent	$247,776	$272,553	$292,994	$314,968	$338,590
Utilities	$99,720	$109,692	$117,918	$126,761	$136,268
Salaries	$620,472	$645,983	$671,882	$688,179	$728,423
Insurance	$16,800	$17,220	$17,650	$18,091	$18,543
Repairs & Maintenance	$12,000	$13,200	$14,190	$15,254	$16,398
Legal & Professional Fees	$9,600	$9,840	$10,086	$10,338	$10,596
Credit Card Processing	$46,536	$51,189	$55,028	$59,155	$63,591
3rd party delivery	$44,320	$48,752	$52,408	$56,338	$60,563
Marketing	$20,800	$21,320	$21,853	$22,399	$22,958
Waste Collection	$8,568	$8,782	$9,001	$9,226	$9,456
Security	$1,800	$1,845	$1,891	$1,938	$1,986
Operating Profit	$312,008	$384,064	$438,372	$508,372	$560,974

This information is provided by Jefferson Fry Company. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.

Documents

Investor Agreement

2019 Income Statement

2021 Balance Sheet

JFC Pitchdeck.pdf

Investment Round Status

$100,000

TARGET

$250,000

MAXIMUM

This investment round closes on April 7, 2021. 0 people have invested so far.

Summary of Terms

Legal Business Name Jefferson Fry Company, LLC

Investment Structure Revenue Sharing Note

Investment Multiple 1.5×

Business's Revenue Share 1.6%-4%

Minimum Investment Amount $500

Repayment Schedule Quarterly

Securitization None

Maturity Date October 1, 2026

Financial Condition

We opened our first location in Cromwell in November 2018.

We opened a second location in November 2020

Current Date:

YoY sales +42% (August-December2020)

2020 Full Year +16%

Risk Factors
You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Jefferson Fry Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

.

Competition

The market in which we operate is highly competitive and could become increasingly competitive with new entrants in the market. Jefferson Fry Company competes with many other businesses, both large and small, on the basis of quality, price, location, and customer experience. Changes in customer preference away from Jefferson Fry Company's core business or the inability to compete successfully against the with other competitors could negatively affect Jefferson Fry Company's financial performance.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Jefferson Fry Company and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Jefferson Fry Company is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Changes in Economic Conditions Could Hurt Jefferson Fry Company

Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, changes in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors are unpredictable and could negatively affect Jefferson Fry Company's financial performance or ability to continue to operate. In the event Jefferson Fry Company ceases operations due to the foregoing factors, it can not guarantee that it will be able to resume operations or generate revenue in the future.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither Jefferson Fry Company nor the Notes will be subject to the same degree of regulation and scrutiny as if they were registered.

Future Investors Might Have Superior Rights

If Jefferson Fry Company needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

You Do Have a Downside

Conversely, if Jefferson Fry Company fails to generate enough revenue, you could lose some or all of your money.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 controls, the Company can not guarantee that it will resume operations in the future.

This information is provided by Jefferson Fry Company. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR

website.
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